Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.

                     amy@tromblybusinesslaw.com

July 21, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Mr. Mark P. Shuman

Re:

Tootie Pie Company, Inc.

Form SB-2

Filed July 11, 2006

File No. 333-135702

Dear Mr. Shuman:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  The Company is responding to a comment received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated July 17, 2006.

Comment 1.

On September 9, 2005, the Company purchased the rights, recipes, customer lists and certain equipment from Ms. Ruby Lorraine “Tootie” Feagan, a sole proprietor in exchange for stock and cash. This transaction appears to the purchase of a business where there is sufficient continuity of the acquired entity’s operations prior to and after the transaction such that prior financial statement information of the predecessor company is material to an understanding of future operations. Please revise to include the predecessor financial statements pursuant to Item 310 of Regulation S-B. Alternatively, tell us how you analyzed this transaction pursuant to EITF 98-3 and Rule 11-01(d) of Regulation S-X and provide a detailed analysis to support your conclusions.

Response 1.

We appreciate the opportunity to discuss this comment with the Staff.  The Company has reviewed Item 310 of Regulation S-B, as well as EITF 98-3 and Rule 11-01(d) of Regulation S-X.  The Company, in consultation with its auditors, was aware of these rules at the time of filing, and requests that a waiver from compliance be submitted to Joel Levine, Associate Chief Accountant.  Our discussion of the fact situation follows.

Ruby (Tootie) Feagan ran a small business, which originated out of her home kitchen  and later was moved to a small portable building located in the front yard of her home, in a little town called Medina, about 60 miles from San Antonio.  Medina is in an area called the “Texas Hill Country” and is known for its wonderful apple orchards.  For a number of years Medina held an annual Apple Festival.

Tootie started baking apple pies out of her home kitchen for the Medina Apple Festival.  The pies became fairly well known in the local Medina area, and then became a little better known as the Medina Apple Festival grew and brought in more visitors.  As her reputation for making pies grew, she started baking pies for the local population throughout the year.  This was the extent of Tootie’s “business,” which continued until September, 2005, when the Company acquired the “Tootie” name, recipes, and other miscellaneous assets.  At the time of the purchase, Ms. Feagan had not made any filings to reserve or protect the “Tootie” name. Those rights were later secured by the Tootie Pie Company, Inc., in state and federal copyrights, filed on its own behalf.

Ms. Feagan’s “business” was not incorporated.  It was, in fact, a very limited business run out of her small shop in front of her home.  Pies were made by her and sold from her little shop to people who happened to stop by. Some requested that their pies be shipped to their home by a common carrier.   Medina is basically on the way to nowhere, i.e., it is not on a major highway.  It is in fact a town you almost have to drive to specifically to ever go through it.  The Company estimates that Ms. Feagan sold no more than 1,000 pies per year, at an average price of $18 per pie.  But neither this information, nor any other operating information, was of interest to the investment group that started Tootie Pie Company, Inc.  Ms. Feagan’s “books and records” were never reviewed in any fashion.  We understand the business was run out of her home checkbook or from the cash register.  Her prior sales history was of such little concern that the Company never asked to review any financial records dealing with her business.

The investor group that started Tootie Pie Company, Inc. had no interest in the results of the previous “business operations.”  Such operations were insignificant.  The investor group paid $50,000 solely to gain Ms. Feagan’s support and to acquire her recipes for the Company.

Ms. Feagan’s daughter, Bobbie Keese, who assisted Tootie in her kitchen from time to time over the years, left her full time job working for an insurance company in San Antonio, to join the Tootie Pie Company, Inc., and run the baking operation once it was formed.

The Company believes Tootie Pie Company, Inc. should receive a waiver from the rules noted above.  The current business is really a completely new business, with new management, in a new location, with different financing and goals.  Additionally, the Company is now being operated in a true business environment.  The Company believes reporting the prior “historical” operations of Ms. Feagan’s business would distort the true financial picture of Tootie Pie Company, Inc. because it would show a huge growth in revenues.

Please consider this a formal request for waiver from the requirement of presenting predecessor financial statements.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

cc:

Tootie Pie Company, Inc.